Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS
LIMITED

(Incorporated in Bermuda with limited liability)

Conditional mandatory cash offer by

CLSA Limited
on behalf of the Offerors,
to acquire all issued Shares (including Shares represented by ADSs)
in the share capital of
the Company
and the Employee Options
(other than those already owned or held by the Offerors
or parties acting in concert with them)

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

SBI E2-Capital (HK) Limited has been appointed as the independent financial adviser to the independent board committee of the Company in respect of the Offer.

Reference is made to the joint announcement dated 19 December 2002 (the “Joint Announcement”) made by Brilliance China Automotive Holdings Limited (the “Company”) and (Huachen Automotive Group Holdings Company Limited)* and Messrs. Wu Xiao An (also known as Ng Siu On), Hong Xing, Su Qiang (also known as So Keung) and He Tao (also known as Ho To) (collectively the “Offerors). Unless otherwise defined, terms used herein shall have the same meanings as in the Joint Announcement.

The board of directors of the Company wishes to announce that SBI E2-Capital (HK) Limited has been appointed as the independent financial adviser to the independent board committee of the Company in respect of the Offer pursuant to Rule 2.1 of the Takeovers Code.

By order of the Board of Brilliance China Automotive Holdings Limited Wu Xiao An Chairman

Hong Kong SAR, 10 January 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* for identification purposes only